EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated September 8, 2006, relating to the consolidated financial statements and financial statement schedule of LSI Industries Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment,” on July 1, 2005) and management’s report on the effectiveness of internal control over financial reporting appearing in and incorporated by reference in the Annual Report on Form 10-K, as amended, of the Company for the year ended June 30, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/Deloitte & Touche LLP

Cincinnati, Ohio
September 29, 2006